# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Victory Capital Holdings, Inc., CIK 0001570827
CUSIP: 92645B103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 15935 La Cantera Parkway, San Antonio, Texas (TX), 78256
Date of event which requires filing of this statement: 04/01/2025
Amends the filing with accession number 0001193125-24-179101
Filed by CIK 0001330387
Persons authorized to receive notices and communications: Marc Noel, 91-93 Boulevard Pasteur, paris, France (I0), 75015, 33176375337

## Reporting persons
- Amundi S.A. (CIK 0001330387): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,293,471; sole dispositive power 0; shared dispositive power 3,293,471; aggregate amount beneficially owned 3,293,471 (4.9% of the class); the aggregate amount excludes certain shares
  Comment: Based on a total of 67,216,741 shares of Common Stock which the Reporting Persons (as defined below) understand are outstanding as of April 1, 2025; reflects the shares of Common Stock and excludes the shares of Common Stock convertible upon transfer of the Preferred Stock (as defined below) that was acquired by the Reporting Persons at the closing of the Transaction (as defined below) described in Item 4. The Reporting Persons may acquire an additional number of shares of Preferred Stock as a result of true-up payments in respect of client consents obtained in the 180 days following the closing of the Transaction, which together with the Preferred Stock acquired at the closing of the Transaction, would result in the Reporting Persons acquiring in the aggregate up to 26.1% of the Issuer's outstanding capital stock on a fully diluted basis, subject to customary post-closing adjustments. The Reporting Persons are not permitted to transfer shares of Common Stock and Preferred Stock beneficially owned by them until April 1, 2028, subject to certain exceptions, pursuant to the terms of the Shareholder Agreement described in Item 6 herein. In addition, Amundi Asset Management S.A.S. has entered into the Voting Agreements described in Item 6, which may be deemed to give the Reporting Persons beneficial ownership of an aggregate of 9,584,383 shares of Common Stock, as reported in the Schedule 14A filed by the Issuer on March 28, 2025 with respect to shares of Crestview (defined below), and as reported by the Issuer to the Reporting Persons with respect to shares of the ESC (defined below), representing approximately 14.3% of the Common Stock of the Issuer outstanding as of April 1, 2025, pursuant to the rules and regulations of the Securities and Exchange Commission. This filing should not be deemed an admission that the Reporting Persons are part of a "group" (within the meaning of Rule 13d-5(b)(1) adopted pursuant to the Act) by virtue of the Voting Agreements or have beneficial ownership of the Common Stock held by any party thereto.
- Amundi Asset Management S.A.S (CIK 0002029250): type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,293,471; sole dispositive power 0; shared dispositive power 3,293,471; aggregate amount beneficially owned 3,293,471 (4.9% of the class); the aggregate amount excludes certain shares
  Comment: Based on a total of 67,216,741 shares of Common Stock which the Reporting Persons understand are outstanding as of April 1, 2025; reflects the shares of Common Stock and excludes the shares of Common Stock convertible upon transfer of the Preferred Stock that was acquired by the Reporting Persons at the closing of the Transaction described in Item 4. The Reporting Persons may acquire an additional number of shares of Preferred Stock as a result of true-up payments in respect of client consents obtained in the 180 days following the closing of the Transaction, which together with the Preferred Stock acquired at the closing of the Transaction, would result in the Reporting Persons acquiring in the aggregate up to 26.1% of the Issuer's outstanding capital stock on a fully diluted basis, subject to customary post-closing adjustments. The Reporting Persons are not permitted to transfer shares of Common Stock and Preferred Stock beneficially owned by them until April 1, 2028, subject to certain exceptions, pursuant to the terms of the Shareholder Agreement described in Item 6 herein. In addition, Amundi Asset Management S.A.S. has entered into the Voting Agreements described in Item 6, which may be deemed to give the Reporting Persons beneficial ownership of an aggregate of 9,584,383 shares of Common Stock, as reported in the Schedule 14A filed by the Issuer on March 28, 2025 with respect to shares of Crestview, and as reported by the Issuer to the Reporting Persons with respect to shares of the ESC, representing approximately 14.3% of the Common Stock of the Issuer outstanding as of April 1, 2025, pursuant to the rules and regulations of the Securities and Exchange Commission. This filing should not be deemed an admission that the Reporting Persons are part of a "group" (within the meaning of Rule 13d-5(b)(1) adopted pursuant to the Act) by virtue of the Voting Agreements or have beneficial ownership of the Common Stock held by any party thereto.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Victory Capital Holdings, Inc.
Address of issuer's principal executive offices: 15935 La Cantera Parkway, San Antonio, Texas (TX), 78256
Comment: This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on July 15, 2024 (the "Original Schedule 13D" and as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Stock, par value $0.01 (the "Common Stock"), of Victory Capital Holdings, Inc. (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Residence or business address:
This Amendment amends and restates the final sentence of Item 3 of the Original Schedule 13D in its entirety as set forth below:
"The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Amundi is set forth on Schedule A hereto."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

On July 8, 2024, the Issuer, Amundi AM, and, solely for certain provisions thereof, Amundi entered into a Contribution Agreement (the "Contribution Agreement"), pursuant to which, subject to the terms and conditions in the Contribution Agreement, Amundi AM agreed to contribute to the Issuer, and the Issuer agreed to accept from Amundi AM, all of the issued and outstanding equity interests of Amundi Holdings US, Inc., a Delaware corporation and wholly-owned subsidiary of Amundi AM ("Amundi US"), in exchange for the securities in the Issuer described herein, including shares of Common Stock and a number of newly issued shares of non-voting convertible preferred stock of Issuer (the "Preferred Stock") (the "Transaction"). The Transaction closed on April 1, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

"As a result of the Transaction, at the closing of the Transaction on April 1, 2025, Amundi AM acquired 3,293,471 shares of the Common Stock of the Issuer, which represent 4.9% of the total number of shares of Common Stock issued and outstanding after giving effect to the issuance, and 14,305,982 shares of Preferred Stock, which together with the Common Stock represent 21.2% of the Issuer's outstanding capital stock on a fully diluted basis, after giving effect to the issuance.

The Reporting Persons may acquire an additional number of shares of Preferred Stock as a result of true-up payments in respect of client consents obtained in the 180 days following the closing of the Transaction, which together with the Preferred Stock acquired at the closing of the Transaction, would result in the Reporting Persons acquiring in the aggregate up to 26.1% of the Issuer's outstanding capital stock on a fully diluted basis, subject to customary post-closing adjustments.

The Preferred Stock is not convertible at the option of the holder and is only convertible into Common Stock after a transfer: (i) in a widespread public distribution; (ii) to the Issuer; (iii) in transfers in which no transferee (or group of associated transferees) would receive two percent or more of the outstanding securities of any "class of voting shares" (as defined in 12 C.F.R. 225.2(q)(3)) of the Issuer; or (iv) to a transferee that controls more than 50% of every "class of voting shares" (as defined in 12 C.F.R. 225.2(q)(3)) of the Issuer without any transfer from the transferring holder of the Preferred Stock, in each case, so long as the transfer of such Preferred Stock is not to an "affiliate" (as such term is defined in the United States Bank Holding Company Act of 1956, as amended (the "BHC Act")) (a "BHC Affiliate") of the holder of the Preferred Stock ("Automatic Transfer Conversion"). The Preferred Stock is convertible into Common Stock upon an Automatic Transfer Conversion on a one-to-one basis. Separately, Amundi AM is permitted to exchange its Common Stock for Preferred Stock at any time and will be required to exchange its Common Stock for Preferred Stock under certain circumstances as contemplated in the Shareholder Agreement (defined below). The Common Stock is exchangeable into Preferred Stock on a one-to-one basis.

In connection with the Transaction, Amundi AM entered into the Voting Agreements on July 8, 2024, and the Shareholder Agreement on April 1, 2025, as described under Item 6, which descriptions are incorporated by reference herein. Other than as disclosed in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or could result in any of the events set forth in items (a) through (j) of Item 4 of the form of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and/or may determine to acquire additional securities of the Issuer or dispose of securities of the Issuer, in each case, subject to the restrictions set forth in the Shareholder Agreement.

In accordance with the Shareholder Agreement, two individuals designated by Amundi AM were appointed to the Board effective as of the closing of the Transaction.

The foregoing summary of the terms of the Contribution Agreement should be read in conjunction with the full text of the Contribution Agreement, a copy of which is included as Exhibit 2 to the Schedule 13D and which is incorporated herein by reference. The information set forth in Item 3, Item 5 and, as mentioned above, Item 6 is incorporated by reference herein."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

"The information set forth in Item 3, Item 4 and Item 5 is incorporated by reference herein.

Voting Agreements

On July 8, 2024, Amundi AM entered into a Voting Agreement (the "Crestview Voting Agreement") with Crestview Victory, L.P. and Crestview Advisors, L.L.C. (together, "Crestview"), and a Voting Agreement (the "ESC Voting Agreement" and together with the Crestview Voting Agreement, the "Voting Agreements") with certain officers of the Issuer (the "Executives") and a three-person committee of employees of the Issuer (the "Employee Shareholders Committee" or the "ESC") authorized to vote the shares of Common Stock held by employees of the Issuer, subject to the Employee Shareholders' Agreement, dated as of February 12, 2018, by and among the Issuer, the Employee Shareholders' Committee and those certain employees of the Issuer party thereto (the "Employee Shareholders' Agreement"). Pursuant to the Voting Agreements, Crestview and the ESC agreed to vote (and the ESC agreed to direct the Executives to vote) and the Executives agreed to vote or direct their respective brokers to vote, the shares of Common Stock covered by the respective Voting Agreement as of the record date for the special meeting of the Issuer's stockholders in favor of the issuance of the Common Stock and the Preferred Stock to Amundi AM in connection with the Transaction, amendments to the Issuer's certificate of incorporation to provide for certain rights to Amundi AM and any other matters required to consummate the Transaction, subject to the terms and conditions set forth in the Voting Agreements. Crestview's, the ESC's and the respective obligations described in the foregoing sentence terminated in each case upon the closing of the Transaction in accordance with the terms of the Voting Agreements.

Additionally, under the Voting Agreements, Crestview and the ESC have agreed, for so long as Amundi AM retains the right to nominate any person for election to the Board pursuant to the Shareholder Agreement, not to nominate any person for election to the Board in lieu of, or in a contested election with, such nominee of Amundi AM. The Executives are not subject to a similar obligation and the Executive's obligations under the ESC Voting Agreement terminated as of the closing of the Transaction in accordance with the terms of the ESC Voting Agreement. Under the terms of the Voting Agreements, none of Crestview, the ESC or the Executives are required to vote their respective shares of Common Stock in favor of the election of the nominees of Amundi AM.

The Crestview Voting Agreement applies in respect of all Common Stock of which Crestview is or will become the record or beneficial owner. As of March 10, 2025, Crestview is the record or beneficial owner of, in the aggregate, 7,615,873 shares of the Common Stock, as reported in the Schedule 14A filed by the Issuer on March 28, 2025.

Following the closing of the Transaction, the ESC Voting Agreement applies in respect of the shares of Common Stock held by the Issuer's employees, subject to the Employee Shareholders' Agreement and held with the Issuer's transfer agent. As of March 10, 2025, the ESC Voting Agreement applies in respect of 1,968,510 shares of Common Stock, as reported by the Issuer to the Reporting Persons.

Other than the obligations in respect of voting described herein, Crestview, the ESC and the Executives may vote on all issues that may come before a meeting of the stockholders of the Issuer in their sole discretion.

By virtue of the Crestview Voting Agreement and the ESC Voting Agreement, the Reporting Persons may be deemed to be part of a "group" (within the meaning of Rule 13d-5(b)(1) adopted pursuant to the Act) with Crestview or the ESC, respectively. This filing should not be deemed an admission that either of the Reporting Persons is a member of a "group" (within the meaning of Rule 13d-5(b)(1) adopted pursuant to the Act) with Crestview or the ESC or has beneficial ownership of the Common Stock held by any such person.

The foregoing summary of the terms of the Voting Agreements should be read in conjunction with the full text of the Crestview Voting Agreement and the ESC Voting Agreement, copies of which are included as Exhibit 3 and Exhibit 4 to this Schedule 13D and which are incorporated herein by reference.

Shareholder Agreement

Registration Rights

Pursuant to the Contribution Agreement, the Issuer and Amundi AM entered into a Shareholder Agreement (the "Shareholder Agreement") on April 1, 2025, upon the closing of the Transaction. Under the terms of the Shareholder Agreement, the Issuer is required to file as promptly as practicable after April 1, 2025, a registration statement for a shelf registration covering the resale of all of (i) the Common Stock acquired by Amundi AM as consideration in the Transaction, (ii) the Common Stock issuable upon the conversion of the Preferred Stock acquired by Amundi AM as consideration in the Transaction and (iii) any other securities issued or issuable by the Issuer with respect to any shares of Common Stock described in clause (i) or (ii) by way of share split, share dividend, distribution, merger, exchange or other similar event, or upon the exercise of any participation rights pursuant to the terms of the Shareholder Agreement (the "Registrable Securities").
In addition, Amundi AM is entitled to request that the Issuer effect a total of five underwritten offerings of Amundi AM's Registerable Securities (subject to limitations on the number of underwritten offerings that may be requested by Amundi AM in a given period and provided that the anticipated gross proceeds of any such underwritten offering exceed $250,000,000). Amundi AM also has certain customary "piggyback" registration rights with respect to the Issuer's registration of Common Stock for the account of other persons (subject to certain exceptions, underwriter cutbacks and the rights of other holders of the Issuer's equity securities).

Participation Right

Amundi AM is entitled to participate pro-rata in certain issuances of the Issuer for so long as Amundi AM owns at least 40% (without giving effect to certain sales by Amundi AM) of the shares of the Issuer's capital stock received as consideration in the transaction. If Amundi AM is not entitled to participate in an issuance of the Issuer as a result of such issuance being exempt under the terms of the Shareholder Agreement, then Amundi AM has the right to acquire Common Stock in open market purchases in an amount equal to what Amundi AM would have been entitled to purchase if it was permitted to participate in the exempt issuance. Amundi AM's rights to participate in certain issuances of the Issuer or purchase Common Stock on the open market are subject to certain voting ownership limitations.

Exchange of Common Stock

Pursuant to the Shareholder Agreement, Amundi AM and its BHC Affiliates may exchange any shares of Common Stock held by it for shares of Preferred Stock on a one-to-one basis at any time. Amundi AM and its BHC Affiliates may be required to exchange shares of Common Stock held by it for shares of Preferred Stock under certain circumstances described in the Shareholder Agreement.

Transfer Restrictions

Under the terms of the Shareholder Agreement, Amundi AM (and any affiliates of Amundi AM to whom Amundi AM has transferred such shares) agrees not to transfer any of its shares of the Issuer's capital stock received as consideration in the Transaction or issued, purchased or exchanged pursuant to the terms of the Contribution Agreement or the Shareholder Agreement, until April 1, 2028, subject to certain exceptions.

In addition, Amundi AM agrees not to consummate any privately negotiated transfer of equity securities which would result in any person or group having beneficial ownership of 15% or more of the outstanding capital stock of the Issuer after giving effect to such transfer (other than a transfer to any person or group having beneficial ownership of 50% of the Issuer prior to the transfer) until April 1, 2032, subject to certain exceptions in the case of a transfer of equity securities in a registered underwritten offering or registered or Rule 144 sale to the public through a broker or underwriter where Amundi AM does not direct the broker or underwriter with respect to the ultimate purchasers, or in a tender offer, exchange offer, merger, business combination or other similar transaction (provided that in a third-party tender or exchange offer, such tender or exchange offer must be with respect to at least a majority of the outstanding shares of Common Stock).

Standstill

Subject to the terms of the Shareholder Agreement, Amundi AM agrees, among other things and subject to certain exceptions, not to engage in certain actions without the approval of the Board until April 1, 2028 (the "Standstill Period"), including to:

* acquire beneficial ownership of equity securities of the Issuer except pursuant to its rights under the Shareholder Agreement;

* propose or initiate any tender or exchange offer involving any equity securities of the Issuer or any other business combination or similar transaction;

* solicit any proxy or other authority to vote or conduct any other referendum with respect to the voting securities of the Issuer, become a "participant" (as such term is defined in Instruction 3 to Item 4 of Schedule 14A under the Act) or knowingly assist any person in any "solicitation" or any proxy, in each case other than to effect the election of its designees to the Board pursuant to the terms of the Shareholder Agreement;

* form or knowingly participate in any partnership, limited partnership, syndicate or group (within the meaning of Section 13(d)(3) of the Act) with respect to voting securities of the Issuer, or otherwise act, alone or in concert, to seek to control the Issuer's policies or management or other than pursuant to the Shareholder Agreement, seek to remove any member of the Board or obtain representation on the Board;

* grant any proxy to vote at a meeting of the Issuer's stockholders or deposit any voting securities of the Issuer in any voting trust or subject any voting securities of the Issuer to any voting agreement (subject to certain exceptions);

* engage in certain public proposals to amend the foregoing standstill provisions in the Shareholder Agreement or make public statements that would require the Issuer to make a public announcement regarding the standstill provisions in the Shareholder Agreement; or

* enter into any discussion, negotiation, agreement, arrangement or understanding concerning any of the above or knowingly encourage, knowingly assist, solicit, seek, or seek to cause any person to undertake any action inconsistent with the standstill provisions in the Shareholder Agreement.

Ownership Limitations

During the Standstill Period, subject to certain exceptions, Amundi AM is prohibited from acquiring voting securities of the Issuer in excess of 4.9%. Subject to certain exceptions, after the Standstill Period and subject to the receipt of a non-control determination as described below (for so long as Amundi AM and its affiliates are subject to the BHC Act), Amundi AM will be prohibited from acquiring voting securities of the Issuer in excess of (i) 10.1% of the voting securities of the Issuer from the expiration of the Standstill Period until April 1, 2030, (ii) 14.9% of the voting securities of the Issuer from April 1, 2030 until April 1, 2032, and (iii) 19.9% of the voting securities of the Issuer thereafter (unless Amundi AM receives a legal opinion with respect to the acquisition of 24.9% of the voting securities not resulting in an "assignment" of the Issuer's investment advisory contracts for purposes of the Investment Advisers Act of 1940 or for purposes of the Investment Company Act of 1940, in form and substance, reasonably satisfactory to the Issuer, in which case Amundi AM may acquire up to 24.9% of the voting securities of the Issuer after April 1, 2032). As noted above, for so long as Amundi AM and its affiliates are subject to the BHC Act, Amundi AM may only acquire voting securities that represent more than 4.9% of a class of voting securities (subject to the limitations described in the prior sentence) if Amundi AM obtains a determination from the Board of Governors of the Federal Reserve System that such acquisition would not constitute "control", or trigger any presumption of "control", for purposes of the BHC Act, and Amundi AM will be prohibited from holding an economic stake in the Issuer in excess of 33.3% of the "total equity" (as calculated under 12 C.F.R. 225.34) of the Issuer. Notwithstanding the foregoing ownership restrictions, at any time following the Standstill Period, Amundi AM may (a) make an offer to acquire a majority (or more) of the Issuer's capital stock (whether by merger, consolidation, stock purchase or otherwise), which shall include a majority of the voting shares of capital stock of the Company, (b) propose or initiate a tender or exchange offer involving equity securities of the Issuer or any other business combination, including an acquisition, merger, recapitalization, restructuring or similar transaction that would result in Amundi AM owning a majority (or more) of the Issuer's capital stock, which shall include a majority of the voting shares of capital stock of the Company, or (c) execute and consummate any of the transactions described in (a) and (b), and in connection with the consummation of any such acquisition the foregoing ownership restrictions will terminate.

Board Representation

Under the terms of the Shareholder Agreement, (a) for so long as Amundi AM, together with its permitted transferees, owns at least 50% of the Acquired Shares (without giving effect to certain sales by Amundi AM), Amundi AM will have the right to require the Issuer to nominate and use reasonable best efforts (subject to applicable law and the exercise of fiduciary duties) to have two (2) individuals designated by Amundi AM elected to the Board and (b) for so long as Amundi AM, together with its permitted transferees, owns at least 33% but less than 50% of the Acquired Shares (without giving effect to certain sales by Amundi AM), Amundi AM will have the right to require the Issuer to nominate and use reasonable best efforts (subject to applicable law and the exercise of fiduciary duties) to have one (1) individual designated by Amundi AM elected to the Board, in each case subject to certain adjustments as contemplated in the Shareholder Agreement for any increases or decreases to the size of the Board to maintain the same proportionate level of board nomination rights. For so long as Amundi AM has the right to nominate two directors to the Board, the Issuer will not be permitted to decrease the size of the Board below eight members. In accordance with the Shareholder Agreement, two individuals designated by Amundi AM were appointed to the Board effective as of the closing of the Transaction.

Consent Right and Corporate Opportunity Waiver

Subject to Amundi AM and its permitted transferees maintaining ownership of the Acquired Shares at certain levels, the Issuer may not take certain actions without the approval of Amundi AM, including with respect to (i) the Issuer's organizational documents and (ii) transactions with certain affiliates. Further, the Shareholder Agreement includes a corporate opportunity waiver for the benefit of Amundi AM, its affiliates and their directors, officers, employees and other representatives.

The foregoing summary of the terms of the Shareholder Agreement should be read in conjunction with the full text of the Shareholder Agreement, a copy of which is included as Exhibit 5 to this Schedule 13D and which are incorporated herein by reference.

Except as described above and elsewhere in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. In addition to the foregoing, Amundi AM and the Issuer are parties to two 15-year term distribution and services agreements which became effective upon the closing of the transaction. The distribution and services agreements provide for, among other things, Amundi AM to distribute the Issuer's investment products and services outside of the United States and the Issuer to distribute Amundi AM's investment products and services in the United States.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement, dated March 28, 2025.
2. Shareholder Agreement, dated as of April 1, 2025, filed as Exhibit 4.1 to the Issuer's Form 8-K, filed by the Issuer on April 3, 2025.

## Signatures
- Amundi S.A.: /s/ Nicolas Calcoen, Nicolas Calcoen/Deputy Chief Executive Officer (04/03/2025)
- Amundi Asset Management S.A.S: /s/ Nicolas Calcoen, Nicolas Calcoen/Deputy Chief Executive Officer (04/03/2025)